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February 24, 2006	www.cooley.com	Washington, DC
202 842-7800
GIAN-MICHELE A MARCA
(415) 693-2148
gmamarca@cooley.com
Via Facsimile
John Reynolds
Mike Karney
Thomas Kluck
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acquicor Technology Inc.
Registration Statement on Form S-1
File No. 333-128058
Dear Messrs. Karney and Kluck:
On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are responding to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 22, 2006 to Bingham McCutchen LLP, counsel to the underwriters.
As a result of the posting on the internet of the Company’s roadshow presentation, you have asked us to supplement the disclosure in the prospectus (the “Prospectus”) relating to the above-reference registration statement (the “Registration Statement”) and provide to the Staff certain assurances as to the disclosure provided to purchasers at the time of sale for purposes of Rule 159 under the Securities Act of 1933, as amended (the “Securities Act”).
In response to your request for additional disclosure, we intend to add the following risk factor to p. 22 of the Prospectus:
If the posting of our roadshow presentation on NetRoadshow.com and RetailRoadshow.com were held to be a violation of the Securities Act of 1933, as amended, we could be required to repurchase securities sold in this offering.
     Our roadshow presentation was posted on NetRoadshow.com and RetailRoadshow.com, two internet web sites, between January 19 and February 4, 2006. Because we are deemed to be a “shell company” under the rules of the Securities Act that became effective in December 2005, we were not eligible to use the provisions of these rules that permit the internet posting of roadshow presentations. If a court were to conclude that the posting of the roadshow presentation on these web sites constitutes a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation. In

February 24, 2006
Page Two
that event, we would likely be forced to use funds available in our trust account to repurchase shares, which would reduce the amount available to us to complete a business combination and, if we do not complete a business combination within the period prescribed by this prospectus, the amount available to our public stockholders upon liquidation. In any case, we would not have sufficient funds to repurchase all of the shares sold in this offering.
We would contest vigorously any claim that a violation of the Securities Act occurred. However, we could incur considerable expense in contesting any such claim and as a result, we may not have sufficient funds remaining to fund our operating expenses.
As a result of the internet posting of our roadshow presentation, the SEC has requested additional information be included in this prospectus. In response to this request, we have included a discussion of certain portions of our roadshow presentation in this prospectus as Annex A. The information from our roadshow presentation should not be considered in isolation and you should make your investment decision only after reading this entire prospectus, including Annex A, carefully. You should rely only on the information contained in this prospectus in making your investment decision.
In addition, we intend to add the disclosure attached hereto as Annex A to the Prospectus, together with appropriate references to such disclosure in the prospectus on pages 1 and 2. A copy of these pages, in each case marked to show the changes from Amendment No. 6 to our Registration Statement, is also attached hereto.
In response to your concerns regarding the disclosure to be provided to prospective purchasers, we confirm that the Company and the underwriters will recirculate an amended preliminary Prospectus to prospective purchasers prior to the time of sale. The amended preliminary Prospectus will be included in the next amendment to the Registration Statement, which will be filed with the Commission prior to any recirculation.
Please do not hesitate to contact me at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or the Registration Statement.
Sincerely,
/s/ Gian-Michele a Marca
Gian-Michele a Marca

Attachments
cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Kenneth F. Guernsey, Esq., Cooley Godward LLP, counsel to issuer
Floyd I. Wittlin, Esq., Bingham McCutchen LLP, counsel to the underwriters

ANNEX A
     Our road show presentation in connection with this offering was posted on NetRoadshow.com and RetailRoadshow.com, two web sites, between January 19 and February 4, 2006. As a result of the Internet posting of our roadshow, the SEC has requested additional information be included in this prospectus. This Annex, which you should read carefully, contains a discussion of certain portions of our roadshow presentation.
Compelling SPAC Structure
     We have chosen the special purpose acquisition company, or SPAC, structure due to the significant upside potential that we believe it provides to investors. The SPAC structure gives us the flexibility to offer both cash and stock in our initial business combination and the ability to pursue acquisitions substantially larger than the proceeds we are raising in this offering. SPACs offer strong downside protection to investors as well. If we were to expend all of the net proceeds of this offering and the private placement, other than the proceeds deposited in the trust account, but did not complete a business combination in a timely manner, we would expect to pay investors a per-share liquidation price of approximately $5.72 (without taking into account interest, if any, earned on the trust account, and any taxes payable thereon) or $0.28 less than the per-unit offering price of $6.00. However, in addition to receiving less than their initial investment if the trust amount were liquidated, the public stockholders will have lost the time value of their investment and may have foregone other investment opportunities that would have yielded a better result. Moreover, the proceeds deposited in our trust account could become subject to the claims of our creditors, which claims could be prior to the claims of our public stockholders. Such creditor claims could substantially reduce the per-share liquidation price payable to public stockholders. For additional information, please see the discussion under “Risk Factors — If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by our public stockholders will be less than approximately $5.72 per share.”
     The SPAC structure allows investors to have control over selection of the target business because we will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 20% of the shares purchased by the public stockholders both vote against the business combination and exercise their conversion rights as described in the registration statement, even if the nature of the acquisition would not ordinarily require stockholder approval under applicable state law. If, in fact, our business combination is approved and consummated, public stockholders voting against the business combination and validly exercising their conversion rights will be entitled to convert their shares into a pro rata share of the trust account (including the deferred underwriting fees), including any interest earned (net of taxes payable on income of the funds in the trust account). Public stockholders who convert their stock into a pro rata share of the trust account will continue to have the right to exercise any warrants they may hold.
     The provisions governing the SPAC structure are set forth in our amended and restated certificate of incorporation, which requires that we obtain unanimous consent of our stockholders to amend those provisions. However, the validity of unanimous consent provisions under Delaware law has not been settled. A court could conclude that the unanimous consent requirement constitutes a practical prohibition on amendment in violation of the stockholders’ implicit rights to amend the corporate charter. In that case, these provisions would be amendable without unanimous consent and any such amendment could reduce or eliminate the protection afforded to our stockholders. For additional information, please see the discussion under “Risk Factors — Under Delaware law, the requirements and restrictions relating to this offering contained in our amended and restated certificate of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.”
     In addition, the limited timeframe we have to complete a business combination may reduce our negotiating leverage and ability to conduct adequate due diligence on the acquisition target.
     After the consummation of the business combination, all of the risks of an investment in a typical initial public offering of securities will apply.

The Convergence Trend
     As discussed above under “Proposed Business,” we believe that there is a current trend towards the merging of technologies from different industry sectors such as telecommunications, television and media and networking, that may lead to an increase in integrated product and services offerings. Over the last 50 years, computing has evolved from “narrowband,” with limited access to computers and information exchange, to “broadband,” where the public at large has access to computers, and information exchange among people and devices is pervasive. We believe the convergence trend has and will continue to create opportunities for new products and services. For example, the Internet itself would not have been possible without the convergence of computing and telecommunications and the development of modems and broadband. The Internet, in turn, led to various and diverse new services and applications ranging from online merchants, Internet telephony, Internet computing and networking. It also amplified the ability of small companies to reach global markets, allowed the pervasive deployment of electronic mail, fostered the development of new technologies such as wireless networking (WiFi) and brought the collected information archives of the world within the public’s fingertips. The chart below illustrates how the convergence trend has led to the development of new products and services.
     We believe the convergence trend is centered around the Internet and the IP Protocol — with the Internet providing the platform for communication among various different devices and service providers and with the IP Protocol providing the common language to allow the communication to happen. We believe that most technologies will eventually be linked through the Internet and will communicate using the IP Protocol or its progeny. However, the process of predicting technological trends, especially in sectors developing as fast as the telecommunications, television and media and networking sectors, is complex and uncertain. If the convergence of the Internet and the IP Protocol does not emerge as we believe it will, our business strategy may suffer.

Acquisition Opportunities
     In addition to providing opportunities for new products and services, we believe the convergence trend creates opportunities for potential acquisitions. We believe these opportunities arise because the increasing pervasiveness of the Internet and broadband access will spawn technological innovation and because not all of the companies taking advantage of these trends will be successful in implementing their business plans. Even technology companies with great potential market opportunities often experience difficulties achieving and sustaining scaleable levels of success. In our experience, they can, among other things, take longer than expected to achieve attractive shareholder returns, misfire on some component of their execution strategy, ignore or inefficiently exploit in-house intellectual property or fail in their first attempts to achieve mainstream adoption of their products and services. Companies may also face a shortage of capital, either because their investors have lost patience with them or because they do not have the operating history or capital assets to borrow sufficient funds. These are the types of companies we intend to target for acquisition.
     Our ideal acquisition candidate would be an underperforming and undifferentiated company that has strong fundamentals, brand name recognition, a good geographic footprint and some unique intellectual property. Our intention would be to facilitate a transformation of such a company through the infusion of capital and new management. We believe such businesses would react positively to an injection of new capital, fresh management and innovation. By applying our technological vision and formula of taking an underperforming business and adding such components as capital, fresh management and innovative technology, we believe we can create value for our stockholders. While our intention is to transform such a business, there is no guarantee that we will be successful in these efforts. We may not, for example, be able to successfully identify market opportunities, develop and bring new products and services to the market in a timely manner or achieve market acceptance of our products and services. In addition, products, services and technologies developed by others may render our products, services or technologies obsolete or noncompetitive.
     Management’s Experience Creating Shareholder Value
We believe we have a strong management team with a technological vision and a record of creating shareholder value. For example, Gil Amelio has had leadership roles at various companies in the technology, multimedia and networking sectors for over three decades.
•	Rockwell International Semiconductor Product Division. During Dr. Amelio’s tenure as President of Rockwell International’s Semiconductor Products Division from 1983 to 1987, the division was repositioned to focus on the burgeoning modem technologies. By 1986, it was Rockwell International’s top performing division and had a leading world market share in modems. Although Dr. Amelio believes the value of the Semiconductor Product Division to have been $100 million in 1983 (see Amelio and Simon, Profit from Experience, International Thomson Publishing, 1997, p. 223 for information on market share and the initial value of the Semiconductor Products Division), we cannot independently verify that figure, nor provide information as to the division’s value in 1986.

•	Rockwell International Communication Systems Division. In 1988, Dr. Amelio became president of Rockwell Communication Systems, a division of Rockwell International that focused on telecommunication transmission and switching systems. In 1991, the division’s transmission systems unit was sold to Alcatel NV for $625 million, resulting in a gain of approximately $500 million for Rockwell International above the initial book value of the business according to Dr. Amelio’s recollection which we have not been able to verify independently. Though it occurred after Dr. Amelio’s tenure, the Rockwell Communication Systems Division was spun off in 1999 as Conexant Systems, Inc. in a $2.9 billion transaction, calculated by using the market capitalization of Conexant at the end of its first full fiscal quarter as a public company to determine the per share transaction price. Although the market value of the company ultimately rose to $17.4 billion in 1999, we note that in 1999, as a result of the run up in the stock market leading to the “dot com” bubble, the stock prices of technology companies were extraordinarily high.

•	National Semiconductor Corporation. When Dr. Amelio joined National Semiconductor in 1991, the company had experienced losses in four of its previous five fiscal years. Under his leadership as its

President, Chief Executive Officer and Chairman of the Board, the company repositioned its business to focus on mixed signal technologies, raised additional capital and reduced its payroll. By the time Dr. Amelio left for Apple Computer in 1996, National Semiconductor had been profitable for three years, had become a market leader in ethernet chips and its stock price had risen from $4.25 per share in December 1990 to $32.63 per share in September 1995.
•	Apple Computer. At Apple Computer, Dr. Amelio began his tenure as Chief Executive Officer and Chairman of the Board by bringing in new management, including a new chief financial officer and Ellen Hancock as Vice President, R&D and Chief Technology Officer, raising $660 million through the issuance of convertible notes, and refocusing the company on the development and redesign of its operating system. During his tenure, Apple Computer purchased NeXT Computer, which gave Apple Computer the Unix-based operating system it needed to continue the development of its own operating system, and Steven Jobs, a co-founder of Apple, returned to the company. Independently, Dr. Amelio brought back Steve Wozniak, the other co-founder of Apple to help him rejuvenate the company. Although the stock price of Apple Computer did not rise during Dr. Amelio’s tenure as Chief Executive Officer, he believes that the changes he made while Chief Executive Officer laid the foundation for the rise in the price of Apple Computer common stock after his departure in 1998. However, other factors, including the run up in the stock market between 1998 and 2000 and the return of Steven Jobs as Chief Executive Officer of Apple Computer may have played equal, if not greater roles, in the increase in the stock price of Apple Computer.
     Ellen Hancock has extensive experience in the management of the software and networking divisions of technology companies. She has served as a senior executive at International Business Machines (IBM) Corporation, National Semiconductor and Apple Computer and as chief executive officer of Exodus Communications, Inc. Ms. Hancock joined Exodus just prior to its initial public offering and helped grow Exodus to become the world’s largest hosting company, with a $23 billion market cap. Exodus subsequently went bankrupt, as did many of its customers in the “dot com” industry.
     Steve Wozniak has been an innovator for over 30 years with milestone technology credits such as the design of scientific calculator chips, the design of the Apple I and II personal computer and the design of the first universal remote control, as well as leadership credits as a founder of Apple Computer, CL9 and Wheels of Zeus.
     While we believe our management team has a record of creating shareholder value, we note that other factors contributed to the increases in shareholder value, including, among others, the contributions of other members of management and employees, industry trends, consumer preferences, technological advances and the run up in the stock market leading to the “dot com” bubble.
Identification of Target Businesses
     We believe that our executive officers, directors and special advisors have developed an extensive sourcing network in the technology industry over the past 30 years. We intend to rely on this network to identify potential target companies. We do not believe our challenge will be finding a target business to consummate a transaction, but rather, deciding with which target business to consummate a business combination. To date, however, we have taken no action to locate any target business and we have not solicited any of our contacts for opportunities. We cannot guarantee that our contacts will actually provide us with appropriate opportunities. As discussed further under “Proposed Business — Effecting a Business Combination — Sources of target businesses,” while we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may need to engage such firms if we cannot generate appropriate opportunities through our contacts. In addition, we expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital and private equity funds, leveraged buyout funds, operating businesses, other special purpose acquisition companies and other entities and individuals, both foreign and domestic, competing for acquisitions. Please see the discussion under “Risk Factors — Because there are numerous “blank check” companies similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination” and “Risk Factors — Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination” for a discussion of the competition we face and its potential adverse impact on our ability to consummate a business combination.

     Once we have identified a potential target, we intend to evaluate the potential target business on the basis of the following primary criteria:
•	Strong fundamentals. The target business should have a proven market for its products and services and the necessary infrastructure to manufacture or deliver them. The ideal target business would have underperformed as a result of a failure by senior management to properly react to market developments.

•	Brand-name recognition. The target business should have a positive brand name recognition or a significant market presence.

•	Good geographic footprint. The target business should have access to national and international markets or have the potential to expand both nationally and internationally.

•	Unique intellectual property. The target business should own or have access to unique intellectual property. Ideally, the target business’ intellectual property has been under-exploited or shows promise for further development.
We believe that each of these criteria is equally important and have not assigned relative weights to any of these criteria. While we believe these criteria will enable us to filter through opportunities presented to us and identify a potential target, the limited timeframe we have to complete a business combination may reduce our ability to conduct adequate due diligence and consummate a business combination with a target business. Consequently, we may not have the time to appreciate all the intricacies of the business, which may ultimately affect the success of the business. Moreover, as a result of the competition for target businesses or due to our limited time-frame, we may need to compromise on our filtering criteria.
Corporate Governance
     Our management has extensive experience at public companies and believes strongly that sound corporate governance is a fundamental prerequisite to the growth and development of a company. We are committed to creating a culture of sound corporate governance, including compliance with the various requirements imposed by the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the American Stock Exchange, including the adoption of a code of conduct and ethics applicable to our directors, officers and employees. Additionally, to help diminish the possibility of any conflict of interest, as discussed further under “Management—Executive Officer and Director Compensation,” no compensation of any kind, including finder’s and consulting fees, will be paid to any of our officers, directors, current stockholders or special advisors, or any of their affiliates, for services rendered prior to or in connection with a business combination.

TABLE OF CONTENTS

Page
Prospectus Summary	1
The Offering	2
Summary Financial Data	8
Risk Factors	9
Use of Proceeds	27
Capitalization	31
Dilution	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Proposed Business	36
Management	50
Certain Relationships and Related Transactions	55
Principal Stockholders	58
Description of Securities	60
Underwriting	67
Legal Matters	70
Experts	70
Where You Can Find Additional Information	70
Annex A	00
Index to Financial Statements	F-l

PROSPECTUS SUMMARY
     This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors, the financial statements, and the related notes and schedules thereto, and Annex A to this prospectus beginning on page 71 below. Unless otherwise stated in this prospectus, references to “we,” “us” or “our” refer to Acquicor Technology Inc. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters have not exercised their over-allotment option and ThinkEquity Partners LLC has not exercised its purchase option.
     Unless we tell you otherwise, the term “business combination” means an acquisition of, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination, one or more domestic and/or foreign operating businesses. In addition, unless we tell you otherwise, the term “public stockholder” means the holders of the common stock sold as part of the units in this offering and the term “private placement” means the 333,334 units that our existing stockholders have agreed to purchase from us at a price of $6.00 per unit, for an aggregate purchase price of $2,000,004. The units will be purchased in a private placement that will occur immediately prior to this offering.
     We are a recently organized Delaware blank check company formed by Gilbert F. Amelio, Ph.D., Ellen M. Hancock and Steve Wozniak for the purpose of acquiring, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination, one or more domestic and/or foreign operating businesses in the technology, multimedia and networking sectors, specifically on businesses that develop or provide technology-based products and services in the software, semiconductor, wired and wireless networking, consumer multimedia and information technology-enabled services segments. To date, our activities have been limited to organizational activities.
     The global markets for technology-based products and services have been characterized by constant change. As reported in a January 2005 article appearing in The Wall Street Journal, the historical trend of each industry sector (e.g., telecommunications, television and media, computers and networking) developing and marketing distinct products and services has been replaced in recent years by a trend towards the merging of technologies from these different sectors. The article goes on to state that this “convergence” of technologies has resulted in an increased number of integrated product and service offerings, such as cable companies offering phone and high speed internet connections, telephone companies offering television services, computers that also serve as music servers and video game systems and “smart” appliances that are linked into home networks. We believe that the origins of this convergence first began in the late 1960’s and throughout the 1970’s as a result of the move from analog technology, which stores and processes data as a variation of an electronic signal (e.g., a music record or a traditional television screen), to digital technology, which stores and processes data as either a 1 or a 0 (e.g., a compact music disk, personal computers and plasma screen televisions). Further, we believe that this convergence continued in the 1980’s and 1990’s with the development of mixed signal technology, which combines digital and analog technology. Finally, in the 1990’s, with the development of the Internet came the broad adoption of the Internet Protocol (“IP”) standard, which provides a uniform format for the transmission of digital information. As reported in a November 2005 article appearing in The Wall Street Journal, the convergence of technologies that began with data communications and telecommunications (e.g., the Internet) is now being extended to wireless communications, multimedia audio-visual products and networking services markets, with older technologies being adapted to use the IP standard. As a result, we believe that technologies that were formerly incompatible are now being linked together and the differences between the various sectors is disappearing.
     We believe IP-based convergence will become a major catalyst for growth opportunities in the technology, multimedia and networking sectors and will lead to the development of new, agile and integrated applications, products and services. As a result, many companies will need experienced leadership and growth capital in order to make their businesses responsive to these market trends. We believe that this will afford us an opportunity to lend our management skills and technology expertise to the task of growing these businesses. We intend to focus our search on one or more target businesses with

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technologies and products that can be positioned advantageously at the epicenter of these vast market and technology shifts.
     Our management team has extensive experience in the technology, multimedia and networking sectors. Dr. Amelio, Mrs. Hancock and Mr. Wozniak have been involved in various capacities, including as researchers, founders and/or executives, with technology, multimedia and networking companies for over three decades. As a result, we believe our management team has the experience and skills necessary to identify, acquire and assist the appropriate target business or businesses in capitalizing on IP-based convergence. In addition, we believe that, through their considerable experience in these sectors, our management team has acquired extensive contacts and sources from which to generate acquisition opportunities. These contacts and sources include private equity and venture capital funds, public and private companies, business brokers, investment bankers, attorneys and accountants.
     Our initial business combination must be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of our net assets at the time of such acquisition. This business combination may be accomplished by identifying and acquiring a single business or multiple operating businesses contemporaneously. However, there is no limitation on our ability to raise additional funds through the private sale of securities or the incurrence of indebtedness that would enable us to effect a business combination with an operating business having a fair market value in excess of 80% of our net assets at the time of such an acquisition. We have not entered into any such financing arrangements or had discussions with any third parties with respect to such financing arrangements.
     We are a Delaware corporation formed on August 12, 2005. Our offices are located at 4910 Birch Street, #102, Newport Beach, California 92660, and our telephone number is (949) 759-3434.
Private Placement
     Our existing stockholders have agreed to purchase an aggregate of 333,334 units from us at a price of $6.00 per unit, for an aggregate purchase price of $2,000,004. The units will be purchased in a private placement that will occur immediately prior to this offering.
Annex A
     Annex A to this prospectus discusses portions of our road show presentation in connection with this offering that was posted on NetRoadshow.com and RetailRoadshow.com, two internet web sites, between January 19 and February 4, 2006. You should carefully read this Annex which begins on page 71 of this prospectus.
THE OFFERING

Securities offered	25,000,000 units, at $6.00 per unit, each unit consisting of:
· one share of common stock; and · two warrants.
The units will begin trading on or promptly after the date of this prospectus. The common stock and warrants will begin separate trading 20 days after the earlier to occur of the expiration of the underwriters’ option to purchase up to 3,750,000 additional units to cover over-allotments or the exercise in full or in part by the underwriters of such option. We will file a Current Report on Form 8-K, including an audited balance sheet, with the Securities and Exchange Commission, or SEC, upon the consummation of this offering, which is anticipated to take place three business days after the date of this prospectus. The audited balance sheet will include proceeds we receive from the exercise of the over-allotment option if the over-allotment option is exercised prior to the filing of the Current Report on Form 8-K with the SEC, and if such over-allotment option is exercised after such time, we will file an additional Current Report on

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•	a determination that our common stock is a “penny stock,” which would require brokers trading in

•	our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a more limited amount of news and analyst coverage for our company;

•	a decreased ability to issue additional securities or obtain additional financing in the future; and

•	a decreased ability of our stockholders to sell their securities in certain states.
If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.
     If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, our activities may be restricted, including restrictions on the nature of our investments and restrictions on the issuance of securities, each of which may make it difficult for us to complete a business combination.
In addition, we may have imposed upon us burdensome requirements, including:
•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.
     We do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940, as amended. To this end, the proceeds held in the trust account may only be invested by the trustee in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, or securities issued or guaranteed by the United States. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940, as amended. If we were deemed to be subject to the Investment Company Act of 1940, as amended, compliance with these additional regulatory burdens would require additional expense for which we have not accounted.
Because the report of BDO Seidman LLP, our independent registered public accounting firm, contains an explanatory paragraph stating that our ability to continue as a going concern is dependent on the consummation of this offering, and, to date, we have no revenues from operations and an accumulated deficit, state administrators that follow the North American Securities Administrators Association, Inc. Statement of Policy Regarding Unsound Financial Condition may disallow our offering in their respective states.
     Pursuant to the Statement of Policy Regarding Unsound Financial Condition promulgated by the North America Securities Administrators Association, Inc., state administrators may disallow an offering in their respective states if the financial statements of the issuer contain a footnote or the independent auditor’s report contains an explanatory paragraph regarding the issuer’s ability to continue as a going concern and the issuer has (i) an accumulated deficit, (ii) negative stockholders’ equity, (iii) an inability to satisfy current obligations as they come due or (iv) negative cash flow or no revenues from operations. The report of BDO Seidman LLP, our independent registered public accounting firm, contains an explanatory paragraph stating that our ability to continue as a going concern is dependent on the consummation of this offering and we have no revenues from our operations and an accumulated deficit. Accordingly, state administrators have the discretion to disallow our offering. We cannot assure you that our offering would not be disallowed in one or more states pursuant to this policy.
     If the posting of our roadshow presentation on NetRoadshow.com and RetailRoadshow.com were held to be a violation of the Securities Act of 1933, as amended, we could be required to repurchase securities sold in this offering.
     Our roadshow presentation was posted on NetRoadshow.com and RetailRoadshow.com, two internet web sites, between January 19 and February 4, 2006. Because we are deemed to be a ‘shell company’ under the rules of the Securities Act that became effective in December 2005, we were not eligible to use the provisions of these rules that permit the internet posting of roadshow presentations. If a court were to

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conclude that the posting of the roadshow presentation on these web sites constitutes a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation. In that situation, we would likely be forced to use funds available in our trust account to repurchase shares, which would reduce the amount available to us to complete a business combination and, in the event we do not complete a business combination within the period prescribed by this prospectus, the amount available to our public stockholders upon liquidation. In any case, we would not have sufficient funds to repurchase ail of the shares sold in this offering.
     We would contest vigorously any claim that a violation of the Securities Act occurred. However, we could incur considerable expense in contesting any such claim and as a result, we may not have sufficient funds remaining to fund our operating expenses.
     As a result of the internet posting of our roadshow presentation, the SEC has requested additional information be included in this prospectus. In response to this request, we have included a discussion of relevant portions of our roadshow presentation in this prospectus as Annex A. The information from our roadshow presentation should not be considered in isolation and you should make your investment decision only after reading this entire prospectus, including Annex A, carefully. You should rely only on the information contained in this prospectus in making your investment decision.
If the private placement is not conducted in compliance with applicable law, the existing stockholders may have the right to rescind their unit purchases. The rescission rights, if any, may require us to refund an aggregate of $2,000,004 to our existing stockholders, thereby reducing the amount in the trust account available to us to consummate a business combination, or, in the event we do not complete a business combination within the period prescribed by this offering, the amount available to our public stockholders upon our liquidation.
     Although we believe that we will conduct the private placement in accordance with applicable law, there is a risk that the units, and shares and warrants underlying the units, should be registered under the Securities Act of 1933, as amended, and applicable blue sky laws. Although the existing stockholders have waived their respective rights, if any, to rescind their unit purchases as a remedy to our failure to register these securities, their waiver may not be enforceable in light of the public policy underlying Federal and state securities laws. If the existing stockholders bring a claim against us and successfully assert rescission rights, we may be required to refund an aggregate of $2,000,004, plus interest, to them, thereby reducing the amount in the trust account available to us to consummate a business combination, or, in the event we do not complete a business combination within the period prescribed by this offering, the amount available to our public stockholders upon our liquidation.
Risks associated with the technology, multimedia and networking sectors
     We rely on the experience and skills of our management team to identify future trends in the technology, multimedia and networking sectors and take advantage of these trends, but there is no guarantee that they will be able to do so.
     The process of predicting technological trends, especially in sectors developing as fast as the technology, multimedia and networking sectors, is complex and uncertain. After our initial business combination, we may commit significant resources to developing new products before knowing whether our investments will result in products the market will accept. In particular, if our prediction of IP-based convergence does not emerge as we believe it will, our investments may be of no or limited value. Furthermore, we may not execute successfully on our vision because of, among other things, errors in product planning or timing, technical hurdles that we fail to overcome in a timely fashion or a lack of appropriate resources. If we are unable to identify and take advantage of future trends in the technology, multimedia and networking sectors, our business, financial condition and results of operations will be adversely affected.

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